Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

Marriott VACATIONS Worldwide ONE COUNTLESS POSSIBILITIES Associate Integration Guide SEPTEMBER 2018 This PDF version of the Integration Guide is meant for preview purposes only. Links in this guide will not be functional until the launch of the Integration Hub on 9/1/2018.

What’s Inside     About the Associate Integration Guide 3 Our New MVW Executive Committee 4 Associate Checklist 5 What’s Changing and What’s Not 6 Getting Started: Human Resources (HR) 7 Getting Started: Information Technology (IT) 10 Getting Started: Facilities 12 Getting Started: Policies and Procedures 13 Key Contacts 14 Acronym Glossary 17 one team countless possibilities 2

one team countless possibilities 3 About the Associate Integration Guide    Subject to completion of the transaction, which is expected to occur on September 1, 2018 (Deal Close), ILG will combine with Marriott Vacations Worldwide (MVW) to create a transformational vacation ownership company that we believe will be second to none in our industry. As we work to combine our companies, it is critical that we continue to run our world-class businesses without interruption. Thus, we have created this Integration Guide so that you know what to expect and where to go if you have questions. This Integration Guide serves as a reference to prepare you for the new MVW by providing a brief overview of the new company, highlighting what’s changing and what’s not, and listing key points of contact for your questions or concerns. The good news is that not much is changing immediately after Deal Close. Additional information will be made available as integration planning continues and more decisions are made.    The Integration Guide is also meant to provide you with information applicable to all associates. If needed, any regional or business specific information will be communicated to you by your leadership.

Our New MVW Executive Committee

Our new MVW Executive Committee was designed with a future state in mind, one which moves us forward with a focus on what impact the digital world and product innovation will have on the timeshare and vacation services industry. Please reference the **Executive Leadership** section on the MVW corporate website for biographies on each of our executives.



Stephen P. Weisz
Chief Executive Officer



R. Lee Cunningham
Chief Operating Officer – Vacation Ownership



Clifford M. Delorey
Chief Resort Experience Officer



James H Hunter, IV
General Counsel



John E. Geller
Chief Financial & Administrative Officer



Lizabeth "Lani" Kane-Hanan
Chief Development & Product Officer



Jeanette E. Marbert
President, Exchange & Rental



Brian E. Miller
Chief Marketing & Sales Officer



Dwight D. Smith
Chief Information Officer



Ovidio "Ovi" Vitas
Chief Brand & Digital Strategy Officer



Michael E. Yonker
Chief Human Resources Officer

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one team countless possibilities 5 Associate Checklist Read the associate Welcome Email from Steve Weisz, President & CEO of MVW, and watch the videos included in his message. Visit the new Integration Hub, a combined SharePoint site that we have created for all associates to view integration-related news and updates. Read through the Integration FAQs on the Integration Hub. Update your Office 365 profile picture using this task aid. If you have “www.ILG.com” in your email signature block, please remove it from your signature block upon Deal Close, as the ILG corporate website will no longer be in active operation after Deal Close. There is no need to update any other component of your signature block. Read all communications you receive regarding the integration.     Reference the Key Contacts section at the end of this guide for any questions and ask your manager if you have any additional questions not answered by this guide.

What's Changing and What's Not

This section provides a quick overview of what's changing and what's not changing immediately after Deal Close. The good news is that not much is changing right away. As the integration progresses and decisions are made, information will be made available on further changes. Continue reading each "Getting Started" section for information on what's changing and what's not for specific functional areas.

FUNCTION	WHAT'S CHANGING	WHAT'S NOT CHANGING
Human Resources (HR)	• As the organizational realignment efforts continue, associates who wish to transfer from one legacy company to another (i.e. MVW to ILG, or ILG to MVW) are being asked to not apply/post for a position outside their legacy company (MVW or ILG) until January 2019 (see details under **Getting Started: Human Resources (HR)** below)	• How and when you get paid • How you record your time and attendance (including time off, sick days, holidays, etc.) • Compensation programs • Benefits coverage and contributions • Performance reviews • Dress code • Employee referral process, referral policies, and referral payouts
Information Technology (IT)	• New collaboration tools have been made available (Skype IM, File Sharing, Address Book, and Calendar Availability) • www.ILG.com will have a redirect to **the MVW website** where ILG content has been incorporated	• Email addresses • Company intranets • Desktop/ laptop/ EID • Wi-fi • Mobile phone/ voicemails • IT support desk
Facilities	• No changes at the time	• Badge access • Conference room booking • Parking
Policies and Procedures	• ILG's Code of Business Conduct and Ethics has been replaced by **MVW's Ethical Conduct Policy (MVWP-01) and MVW's Business Conduct Guide**; for other policies that will apply to all of MVW's portfolio of companies, see the **Policies and Standards** section of the Integration Hub	• MVW Business Conduct Guide • MVW Ethical Conduct Policy • Compliance training • Branding • Data sharing restrictions

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one team countless possibilities Getting Started: Human Resources (HR) PAYROLL    Your scheduled pay dates and method of payment (e.g., live check, pay card, or direct deposit) will continue without interruption. In addition, you can continue to use the same tools currently used to view your pay statement. W-2 FORMS    You will receive one W-2 (or international form equivalent) for 2018.    TIME AND ATTENDANCE You will continue to use existing systems and processes to submit your time until we integrate HR systems, currently anticipated for January 2020.    TIME-OFF: PTO/VACATION/SICK/HOLIDAYS There will be no changes to your current time-off schedules, number of vacation and sick days, and holidays. COMPENSATION    Your base wage for work in your current role will not be impacted. Compensation programs for bonuses and incentives will not be changed in 2018 and will be paid, as applicable, during the normal cycles in March 2019. Any merit increases in 2019 will follow the current processes in place for each legacy company (MVW and ILG). Existing systems and processes will remain in place until HR systems are integrated and compensation policies are aligned, which is currently anticipated for January 2020. If you have any questions on merit increases, please contact your manager or HR representative.    BENEFITS Your current benefit programs will continue through 2019 with minimal changes arising from the combination of ILG with MVW. Any changes will be communicated during the annual enrollment process in Fall 2018. We are working toward a harmonized benefit offering for 2020 that is planned to be communicated in late 2019 for the 2020 annual enrollment cycle.    If you have any questions on specific benefits, please reference the Key Contacts section, as well as the Integration FAQs for further information.    401(K) PLANS If you are a U.S.-based associate, your existing 401(k) program will remain the same through 2019. Existing programs and processes will remain until we integrate HR systems, which is currently anticipated for January 2020. If have you any questions, please reach out to your HR Representative or Benefits Center. See the Key Contacts section below for further contact information details.    7

one team countless possibilities ASSOCIATE DISCOUNTS    All existing associate discount programs will continue to be offered according to current eligibility requirements. Eligibility criteria for brand related discounts will be communicated in the coming months.    EMPLOYEE STOCK PURCHASE PROGRAM (ESPP)    All U.S.-based associates will be eligible to participate in the MVW ESPP 1st Quarter 2019 offering, with enrollment from December 1, 2018 – December 15, 2018. For more details on the ESPP, please see here if you are currently participating in the ESPP, nothing will change at this time.    TUITION REIMBURSEMENT If you are currently participating in a tuition reimbursement program, nothing will change at this time. Continue to follow the current process for receiving your reimbursement.    YEARS OF SERVICE All active associates on the date of Deal Close will have their current years of service honored as it relates to tenure and service anniversaries. Service data is currently used differently by MVW and ILG to determine eligibility for compensation and benefit programs, and those uses will not change on Deal Close. As compensation and benefit programs are integrated in the coming months, communication on how service data applies to each organization will be provided. Please reference the Integration FAQs for further information on service years questions. PERFORMANCE REVIEWS Continue to follow your existing performance review process. If you have any questions on performance, please contact your direct manager.    DRESS CODE    Continue to follow your location’s current dress code policies.    INTERNAL TRANSFERS    As we combine our organizations, we anticipate additional career opportunities for our associates. Currently, the HR teams are working through processes in preparation for realignment efforts, which will also include a process for associates to apply/post for positions.    As organizational realignment efforts continue, associates who wish to transfer from one legacy company to another (i.e. MVW to ILG, or ILG to MVW) are being asked to not apply/post for a position outside their legacy company (MVW or ILG) until January 2019. This waiting period is necessary due to the complexity involved in these types of transfers which includes, among other things, all areas of an associate’s employment package such as compensation, benefits, and systems access.    8

BELOW WE HAVE PROVIDED SOME HELPFUL QUESTIONS & ANSWERS REGARDING APPLYING/POSTING FOR AN INTERNAL TRANSFER.

QUESTION	RESPONSE
If my job is impacted by organizational realignment before January 2019, may I apply/post for positions I am qualified for within both legacy companies (MVW or ILG)?	Yes, if your position is directly and materially impacted, you can apply/post for all positions that match your qualifications. Details regarding these positions will be communicated as available.
If my job is not materially impacted by organizational realignment, may I apply/post for positions I am qualified for outside my current legacy company (MVW or ILG)?	No, associates not materially impacted by organizational realignment are being asked to not apply/post for a position that is outside their legacy company (MVW to ILG or ILG to MVW) until January 2019.
If I currently work for legacy MVW or legacy ILG, can I apply/post for a position within my legacy company?	Yes, associates that currently work for legacy MVW or legacy ILG can apply/post for positions within their respective legacy company (i.e. MVW to MVW and ILG to ILG).

*If you have any questions related to internal transfer, please see the **Integration FAQs** or contact your manager or HR representative.*

EXTERNAL TALENT

We are still recruiting externally. Open positions will continue to be posted on the careers sites of the various MVW portfolio of companies. Please direct potential candidates to any of the following websites for job opportunities:

- Marriott Vacations Worldwide (MVW) – **mvwcareers.com**
- Aqua-Aston Hospitality (AAH) – **careers.aquaaston.com**
- Hyatt Residence Club (HRC) – **careers.hyattresidenceclub.com**
- Interval International (II) – **mvw.ilg.com/interval.html**
- Trading Places International (TPI) – **mvw.ilg.com/tpi.html**
- Vacation Resorts International (VRI) – **mvw.ilg.com/vri.html**
- Vistana Signature Experiences (VSE) – **vistanacareers.com**

REFERRALS

Associate referrals continue to be one of the best sources of top talent. The referral programs for MVW and ILG will remain the same and payouts will be made as defined; however, associates who were part of MVW prior to Deal Close are not eligible for ILG referral awards and associates who were part of ILG prior to Deal Close are not eligible for MVW referral awards. We are looking for opportunities to harmonize referral programs in the future.

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one team countless possibilities Getting Started: Information Technology (IT) EMAIL ADDRESSES AND SIGNATURE STANDARDS    Your email address will remain the same following Deal Close. If changes are made to email addresses in the future, we will give you ample time to prepare for such a change.    NOTE: Please remove any reference to www.ILG.com from your email signature block upon Deal Close, as the ILG corporate website will no longer be in active operation after Deal Close. No other changes need to be made to signature blocks.    Outlook Address Book/Calendars Beginning September 1, 2018, you can see anyone in the MVW portfolio of companies contact information through your Outlook address book. Additionally, you can see attendee availability for all associates when scheduling meetings on your Outlook calendar. Distribution group/list owners will be able to add members from across the MVW portfolio of companies. Click here for a Task Aid to help guide you through the process of adding individuals to distribution groups/lists.    For those of you who were part of MVW prior to Deal Close, a friendly reminder to make sure that your contact information, including telephone numbers, is up-to-date through the ADP system. Click here for a Task Aid to help guide you through the ADP contact update process.    Skype for Business Instant Messaging (IM)    Skype for Business is available for you to collaborate with all members of the new organization. Through Skype you can send instant messages, host meetings, and check colleagues’ availability.    To IM your colleagues from other MVW companies, type either their name or email in the “Find Someone” search bar of Skype. Then, double click on their name or email to start a chat with them. For further reference on Skype for Business functionalities, click here. File Sharing    File sharing and collaborating through OneDrive for Business, OneNote, and SharePoint will be available on September 1, 2018. Through OneDrive and OneNote, you can share documents and notebooks with all members of the new organization. SharePoint site owners can invite and/or grant permissions to any member of the new organization. Click here for a Task Aid to help guide you through the file sharing process. Note: No customer or brand related data should be shared among legacy ILG and MVW companies without express approval from the Law Department. Data sharing restrictions detailed in the Marriott International, Starwood and Hyatt license agreements, privacy policies of the respective business units, and applicable laws continue to apply post Deal Close.    10

one team countless possibilities INTRANET    We have created a combined Integration Hub accessible to all associates of the new organization. The Integration Hub will be updated with information on the integration and provide you with resources. If you would like more information on specific company policies and programs, continue to use your company’s intranet.    WI-FI There will be no changes to wi-fi connectivity after Deal Close. If you are visiting the MVW Lakeland or Orlando (Westwood) corporate offices, please use this task aid for instructions on how to connect. If you are visiting any other MVW or legacy ILG site, please contact your sponsor to provide guest access.    OFFICE 365 PROFILE PICTURES    Let your colleagues get to know you better by taking a minute to update your profile pictures for Office 365. Click here for a Task Aid to help guide you through the Office 365 profile picture upload process.    EMAIL ENCRYPTION Email communications between legacy ILG and legacy MVW associates are already encrypted to allow for secure day to day communications. If you are a new MVW associate from the ILG family of companies, there is an option to add additional encryption to your email message. Click here for instructions. DESKTOP/LAPTOPS/EID Continue to use your company-issued desktop computer or laptop. Log in and access your files with the same username and password as you were using before Deal Close.                MOBILE PHONE/VOICEMAILS    If you have a mobile phone for your job, you can continue to use it as you always have. In addition, there is no need at this time to update your voicemail greeting. If there are any changes required to voicemails, we will communicate to those impacted.    IT SUPPORT DESK The same IT support structure will be in place after Deal Close. For contact information, please see the Key Contacts section.    11

one team countless possibilities Getting Started: Facilities BADGE ACCESS    Badge access and your current badge will remain the same for all locations*. If you are visiting a site outside of your home office, you will have to identify a sponsor from the building that you are visiting and proceed with the guest registration process for that building.    * For Orlando locations at SouthPark Center and Westwood, the facilities team is devising a badging approval process and plans to communicate this process for permanent badging prior to December 31, 2018. Until that time, please follow the guest badging process. Note: When granted guest access to another building, your badge may not open all doors within the site, so you may need to be buzzed in or accompanied by someone who has an active badge for the area. You will be required to return your guest badge at the end of the day or the end of your visit.    CONFERENCE ROOMS Continue to book conference rooms as you always have. If you require a conference room outside of your home office, you will need to coordinate with a sponsor located in that building to schedule it on your behalf. The ability to directly book a conference room at other company sites will not be enabled until further notice. PARKING    Continue to park as you normally do at your home office location. If you are visiting any other company locations, please check with your sponsor on any parking regulations at the location you intend to visit. If you are visiting the MVW Westwood headquarters in Orlando, please see the map here for recommended parking areas.    12

one team countless possibilities Getting Started: Policies and Procedures BRANDING At the current time, there are no changes to brands. Continue to use your company’s brand standards, including color palettes, fonts and templates. Brand integrity will remain in place across all resorts and products. CODE OF CONDUCT At Deal Close, all associates will be subject to the MVW Ethical Conduct Policy (MVWP-01) and MVW’s Business Conduct Guide. Please take time to review this policy and guide. Current programs for reporting issues and training will remain in place until all can be fully integrated and communicated in the coming months. COMPANY POLICIES Certain company policies will now apply to the entire MVW portfolio of companies. Reference the Policies and Standards page of the Integration Hub for the most up-to-date information on policy changes. COMPLIANCE TRAINING No new compliance training will be required at Deal Close. Please continue to fulfill any compliance trainings assigned to you by your legacy company. CORPORATE CREDIT CARDS Continue to use your corporate card and submit expense reports as usual. DATA SHARING RESTRICTIONS No customer or brand related data should be shared among legacy ILG and MVW companies without express approval from the Law Department. Data sharing restrictions detailed in the Marriott International, Starwood and Hyatt license agreements, privacy policies of the respective business units, and applicable laws continue to apply post Deal Close. SOCIAL MEDIA Continue to follow your company’s current social media policies. TRAVEL AND EXPENSE There will be no changes to travel and expense policies at this time. You should continue to book and manage travel as you have done in the past. 13

one team countless possibilities Key Contacts    In the charts below, we have included contact information for HR and IT support. If you have additional questions about the integration, please contact your manager or send an email to mvw.integration@mvwc.com.    HR CONTACTS:    QUESTIONS    Associates who were part of MVW prior to New MVW associates from the ILG family ABOUT: Deal Close should contact: of companies should contact: Benefits MVW Benefits Website: Benefits Center Website: Enrollment/Service Centerybr.com/benefits/mvwcilgbenefitscenter.ehr.com General Benefits Phone: 1-855-252-6947 Phone: 1-888-850-8093 Information (TDD 1-800-553-3539) Employment The Work For Proof of The Work Commercial Verifications: Verification Number (TWN) Employment/Income: Number (TWN) 1- 800- 367- 5690 or visit worknumber.com the worknumber.com/verifiers or call 1-800-367-2884 Employer Code: 18137 For The Work Number Client Social Service Verifications: Service Center:theworknumber.com/verifiers Phone: 1-800-996-7566 or submit requests to your local HR representative or the HR Service Center Employee Morneau Shepell Website: workhealthlife.comCigna Behavioral Website: Assistance Program Healthcignabehavioral.com Password: MVW (EAP)Phone: 1-855-203-3404 Phone: 1-800-272-2727 Employer ID: ILG EmployeeWorkplaceWebsite: Assistance ProgramSolutionsbenefits.workplacesolutions- (EAP) – Hawaii Onlyeap.com Phone: 1-800-361-2200 Paid Time Off (PTO) MVW HR Service Phone: 1-855-252-0200 HR Service Email: Program Questions Center Center: Vistanahrservicecenter@ilg.com Associates Phone: 1-855-HRSC-123 All Other (1-855-477-2123) Associates: Fax: 1-407-418-7700 Contact Local HR Representative Payroll MVW HR Service Phone: 1-855-252-0200 Local Payroll Contact your local Payroll Center Support Team support team as you typically do.    14

QUESTIONS ABOUT:	Associates who were part of MVW prior to Deal Close should contact:		New MVW associates from the ILG family of companies should contact:	
General HR Program or Policy Questions	MVW HR Service Center	**Phone:** 1-855-252-0200	HR Service Center: Vistana Associates All Other Associates: Contact Local HR Representative	**Email:** hrservicecenter@ilg.com **Phone:** 1-855-HRSC-123 (1-855-477-2123) **Fax:** 1-407-418-7700
Savings and Retirement Plan (401(k))	MVW Benefits Service Center	**Phone**: 1-855-252-6947 **For Online Information:** Visit Your Benefits Resources at mymvwhr.com then select myMVW401(k)	Charles Schwab	**Website:** workplace.schwab.com **Phone:** 1-800-724-7526
Health Advocate	MVW Benefits Service Center	**Phone:** 1-877-252-6947	Health Advocate	**Website:** healthadvocate.com **Phone:** 1-866-695-8622
Health Care Accounts (HSA/HRA)	MVW HR Service Center	**Phone:** 1-855-252-0200	WageWorks	**Website:** wageworks.com **Phone:** 1-877-924-3967
Life and Accident Insurance	MVW HR Service Center	**Phone:** 1-855-252-0200	Securian	**Phone:** 1-855-651-3500
Medical, Dental and Vision Plan carriers	MVW HR Service Center	**Phone:** 1-855-252-0200	Benefits Center Online (link to carrier sites)	**Website:** ilgbenefitscenter.ehr.com **Phone:** 1-888-850-8093 (TDD 1-800-553-3539)
Short-Term Disability (STD) & Long-Term Disability (LTD)	Aetna	**Phone:** 1-866-326-1380	Liberty Mutual	**Phone:** 1-800-213-6223 **Company Code:** ILGINC
Wellbeing Program			RedBrick Health	**Associate Website**: ilgbenefitscenter.ehr.com **Enrolled Spouses/Domestic Partner Website:** wellbeing.redbrickhealth.com **Phone:** 1-877-278-5247
To Report a Leave f Absence or for General Leave Questions	Leave Administration	**Phone:** 1-855-252-0200 Apply online through ESS portal or call number above **MVW Case Manager:** 1-407-529-2323	HR Service Center	**Email:** hrservicecenter@ilg.com **Phone:** 1-855-HRSC-123 (1-855-477-2123) **Fax:** 1-407-418-7700
Workers' Compensation Questions	Contact your Adjuster		HR Service Center	**Email:** hrservicecenter@ilg.com **Phone:** 1-855-HRSC-123 (1-855-477-2123) **Fax:** 1-407-418-7700

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one team countless possibilities QUESTIONS Associates who were part of MVW prior to New MVW associates from the ILG family ABOUT: Deal Close should contact: of companies should contact: Pet Insurance and ILG Benefits Email: benefits@ilg.com ARAG Prepaid Legal Team Ethics & Website: ilg.ethicspoint.com Compliance Hotline Phone: 1-866-254-1819 Business Integrity Website: and Guarantee of reportlineweb.com/mvw Fair Treatment Phone: 1-866-747-7483 Hotline COBRA MVW Benefits Website: COBRA Benefits Website: cobra.ehr.com Service Center ybr.com/benefits/mvwc Center Phone: 1-877-292-6272 Phone: 1-855-252-6947 Hours: 9 a.m.–8 p.m. EST; M–F If located outside the U.S., Puerto Rico or Canada: 1-281-882-5813 IT CONTACTS: IT support for associates who were part of MVW prior IT support for associates who joined MVW from to Deal Close the ILG family of companies MVW Technology There are three ways to get the help you ILG IT Support Phone: 1-855-444-1994 Central need from Technology Central: Email: ithelp@ilg.com 1. IT Chat Support - for live online support with a member of the Tech Central team. This is available from within pIT Stop 2. Call Tech Central at 1-888-396-5447 (option 4), or ext. 4411 from the corporate offices 3. Navigate to pIT Stop to log non-urgent issues. Use the pIT Stop desktop icon or quick links provided in WAVE for fast access 16

one team countless possibilities Acronym Glossary    There are many acronyms that are used informally among associates across the MVW portfolio of companies. We have created this glossary for your quick reference. Please note this list is not exhaustive. Reach out to your manager if you have any questions on other acronyms. AAH – Aqua-Aston Hospitality COA – Condominium Owners Association ESPP – Employee Stock Purchase Program II – Interval International GRM – Grand Residences by Marriott HOA – Homeowners Association HRC – Hyatt Residence Club HVO – Hyatt Vacation Ownership LEADU – Lead University (ILG Corporate Training Website) MI – Marriott International MVC – Marriott Vacation Club MVC Pulse – Marriott Vacation Club Pulse MVWC or MVW – Marriott Vacations Worldwide Corporation RCDC – The Ritz-Carlton Destination Club SVC – Sheraton Vacation Club TPI – Trading Places International WAVE – We Are Vacation Experiences (MVW Associate Intranet) WVC – Westin Vacation Club VRI – Vacations Resorts International VRIE – Vacation Resorts International Europe VSE – Vistana Signature Experiences VSN – Vistana Signature Network 17

one team countless possibilities Cautionary Statement Regarding Forward-Looking Statements Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions. Forward-looking statements are any statements other than statements of historical fact, including statements regarding MVW and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of MVW and ILG; our beliefs relating to value creation as a result of a potential combination of MVW and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding MVW’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the SEC, including those described in Part I of the MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC, and any amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between MVW and ILG; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of MVW and ILG will not be integrated successfully; the potential impact of disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of MVW and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur. 18 one team countless possibilities Important Information and Where to Find It In connection with the proposed transaction, on July 19, 2018, MVW filed with the SEC an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of MVW and ILG and was filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. MVW and ILG mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018. On August 28, 2018, at their respective special meetings, MVW’s stockholders approved the issuance of MVW common stock in connection with the transactions contemplated by the Merger Agreement, and ILG stockholders approved the transactions contemplated by the Merger Agreement. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S- 4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders can obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. 19